                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*

                             SHILOH INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   824543 10 2
                              ---------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                   ---------------------------
CUSIP No.  824543 10 2                13G             Page 2 of 17 Pages
         ----------------------
-------------------------------                   ---------------------------

-------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Dominick C. Fanello
            S.S. No. ###-##-####
-------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]
-------------------------------------------------------------------------------
 3          SEC USE ONLY


-------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
-------------------------------------------------------------------------------
                                5        SOLE VOTING POWER

                                         1,637,307
         NUMBER OF           --------------------------------------------------
                                6        SHARED VOTING POWER
           SHARES
                                         175,406
        BENEFICIALLY         --------------------------------------------------
                                7        SOLE DISPOSITIVE POWER
       OWNED BY EACH
                                         1,637,307
         REPORTING           --------------------------------------------------
                                8        SHARED DISPOSITIVE POWER
        PERSON WITH
                                         175,406
-------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,812,713
-------------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                              [ ]


-------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            13.9%
-------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------------                      -----------------------------
CUSIP No.  824543 10 2                13G               Page 3 of 17 Pages
         --------------------
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            James C. Fanello
            S.S. No. ###-##-####
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
 3          SEC USE ONLY


--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                                5        SOLE VOTING POWER

                                         1,637,007
         NUMBER OF           ---------------------------------------------------
                                6        SHARED VOTING POWER
           SHARES
                                         195,905
        BENEFICIALLY         ---------------------------------------------------
                                7        SOLE DISPOSITIVE POWER
       OWNED BY EACH
                                         1,637,007
         REPORTING           ---------------------------------------------------
                                8        SHARED DISPOSITIVE POWER
        PERSON WITH
                                         1,832,912
--------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,832,912
--------------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                         [ ]


--------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            14.1%
--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------------                    ---------------------------
CUSIP No.  824543 10 2                  13G              Page 4 of 17 Pages
         ------------------------
---------------------------------                    ---------------------------

--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Robert L. Grissinger
            S.S. No. ###-##-####
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
 3          SEC USE ONLY


--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                                5        SOLE VOTING POWER

                                         389,049
         NUMBER OF           ---------------------------------------------------
                                6        SHARED VOTING POWER
           SHARES
                                         87,773
        BENEFICIALLY         ---------------------------------------------------
                                7        SOLE DISPOSITIVE POWER
       OWNED BY EACH
                                         389,049
         REPORTING           ---------------------------------------------------
                                8        SHARED DISPOSITIVE POWER
        PERSON WITH
                                         87,773
--------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            389,049
--------------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                     [X]


--------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            2.9%
--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------                --------------------------------
CUSIP No.  824543 10 2              13G            Page 5 of 17 Pages
         -----------------------
--------------------------------                --------------------------------

--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Robert E. Sutter
            S.S. No. ###-##-####
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
 3          SEC USE ONLY


--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                                5        SOLE VOTING POWER

                                         310,149
         NUMBER OF
           SHARES
        BENEFICIALLY
       OWNED BY EACH
         REPORTING
        PERSON WITH
                             ---------------------------------------------------
                                6        SHARED VOTING POWER

                                           2,000
                             ---------------------------------------------------
                                7        SOLE DISPOSITIVE POWER

                                         310,149
                             ---------------------------------------------------
                                8        SHARED DISPOSITIVE POWER

                                           2,000
--------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            312,149
--------------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*


--------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            2.4%
--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------------------                     -------------------------
CUSIP No.  824543 10 2                 13G                 Page 6 of 17 Pages
         -------------------------
----------------------------------                     -------------------------

--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            MTD Products Inc
            I.R.S. No. 34-0658691
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
 3          SEC USE ONLY


--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            Ohio corporation
--------------------------------------------------------------------------------
                                5        SOLE VOTING POWER

                                         4,687,735
         NUMBER OF           ---------------------------------------------------
                                6        SHARED VOTING POWER
           SHARES
                                         20,000
        BENEFICIALLY         ---------------------------------------------------
                                7        SOLE DISPOSITIVE POWER
       OWNED BY EACH
                                         4,687,735
         REPORTING           ---------------------------------------------------
                                8        SHARED DISPOSITIVE POWER
        PERSON WITH
                                         20,000
--------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,707,735
--------------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*


--------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            36.2%
--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------------------                    -----------------------------
CUSIP No.  824543 10 2                13G            Page 7 of 17 Pages
         ----------------------
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Rose M. Fanello
            S.S. No. ###-##-####
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [X]
--------------------------------------------------------------------------------
 3          SEC USE ONLY


--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                                5        SOLE VOTING POWER

                                         175,406
         NUMBER OF           ---------------------------------------------------
           SHARES               6        SHARED VOTING POWER
        BENEFICIALLY
       OWNED BY EACH                     1,637,307
         REPORTING           ---------------------------------------------------
        PERSON WITH             7        SOLE DISPOSITIVE POWER

                                         175,406
                             ---------------------------------------------------
                                8        SHARED DISPOSITIVE POWER

                                         1,637,307
--------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            175,406
--------------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                         [X]


--------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            1.3%
--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------------------                ------------------------------
CUSIP No.  824543 10 2                13G             Page 8 of 17 Pages
         -------------------------
----------------------------------                ------------------------------

--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Kathleen M. Fanello
            S.S. No. ###-##-####
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [  ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
 3          SEC USE ONLY


--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------

         NUMBER OF              5        SOLE VOTING POWER

           SHARES                        170,139
                             ---------------------------------------------------
        BENEFICIALLY            6        SHARED VOTING POWER

       OWNED BY EACH                     1,637,007
                             ---------------------------------------------------
         REPORTING              7        SOLE DISPOSITIVE POWER

        PERSON WITH                      170,139
                             ---------------------------------------------------
                                8        SHARED DISPOSITIVE POWER

                                         1,832,912
--------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            170,139
--------------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                         [X]


--------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            1.3%
--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------------------               -------------------------------
CUSIP No.  824543 10 2                13G           Page 9 of 17 Pages
         -------------------------
----------------------------------               -------------------------------

--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The Richland Bank, as trustee
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
 3          SEC USE ONLY


--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                                5        SOLE VOTING POWER

                                         1,811,623
         NUMBER OF           ---------------------------------------------------
                                6        SHARED VOTING POWER
           SHARES
                                         -0-
        BENEFICIALLY         ---------------------------------------------------
                                7        SOLE DISPOSITIVE POWER
       OWNED BY EACH
                                         1,811,623
         REPORTING           ---------------------------------------------------
                                8        SHARED DISPOSITIVE POWER
        PERSON WITH
                                         -0-
--------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,811,623
--------------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*


--------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            13.9%
--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

            BK
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------------                   ----------------------------
CUSIP No.  824543 10 2                   13G            Page 10 of 17 Pages
         ------------------------
---------------------------------                   ----------------------------

--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Key Trust Company of Ohio, N.A., as trustee
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
 3          SEC USE ONLY


--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                                5        SOLE VOTING POWER

                                         1,807,146
         NUMBER OF           ---------------------------------------------------
                                6        SHARED VOTING POWER
           SHARES
                                         -0-
        BENEFICIALLY         ---------------------------------------------------
                                7        SOLE DISPOSITIVE POWER
       OWNED BY EACH
                                         -0-
         REPORTING           ---------------------------------------------------
                                8        SHARED DISPOSITIVE POWER
        PERSON WITH
                                         1,807,146
--------------------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,807,146
--------------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*


--------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            13.8%
--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

            BK
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 824543 10 2            SCHEDULE 13G              PAGE 11 OF 17 PAGES


         This Amendment No. 3 (this "Amendment") amends and restates Amendment No. 2 filed on February 14, 1996 as amended by Amendment No. 1 filed on February 14, 1995, which amended and supplemented the Schedule 13G filed on February 14, 1994 (the "Schedule 13G"), with the Securities and Exchange Commission (the "Commission") on behalf of the signatories to the Stockholders Agreement, dated as of June 22, 1993, by and among the stockholders listed therein and Shiloh Industries, Inc. (the "Company"), as amended by the First Amendment to the Stockholders Agreement, dated as of March 11, 1994 (the "Stockholders Agreement").

ITEM 1.

         (a)      Name of Issuer:  Shiloh Industries, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                                    Suite 350, 1013 Centre Road
                                    Wilmington, Delaware  19805

ITEM 2.

         (a)-(e). Pursuant to Rule 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Exchange Act, this Schedule 13G is filed on behalf of certain individuals and trusts identified below (the "Reporting Persons") who, pursuant to Rule 13d-5(b)(1), may be deemed as a group to have acquired beneficial ownership of the Common Stock, par value $.01 per share (the "Common Stock"), of the Company as a result of such individuals and trusts becoming signatories to the Stockholders Agreement.

         Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Exchange Act.

         The names and the resident address of the Reporting Persons are listed below. All of the individuals listed below are citizens of the United States of America. Each Reporting Person beneficially owns shares of Common Stock, CUSIP No. 824543 10 1.

              Name                             Address
              ----                             -------

         Dominick C. Fanello                 2521 Hanley Road
                                             Lucas, OH  44843

         James C. Fanello                    2577 East Hanley Road
                                             Lucas, OH  44843

         Robert L. Grissinger                2035 Greenbriar Drive
                                             Mansfield, OH  44907

         Robert E. Sutter                    51A Rome-Greenwhich Road
                                             Shiloh, OH  44878

         Rose M. Fanello                     2521 Hanley Road
                                             Lucas, OH  44843

         Kathleen M. Fanello                 2577 East Hanley Road
                                             Lucas, OH  44843

CUSIP NO. 824543 10 2            SCHEDULE 13G              PAGE 12 OF 17 PAGES


         The names and principal business address of the corporations which are Reporting Persons and may also be deemed to share beneficial ownership of the Common Stock (also beneficially owned by certain of the Reporting Persons listed above) as trustees of trusts that are signatories to the Stockholders Agreement is as follows:

         MTD Products Inc. is organized under the laws of the State of Ohio. The principal executive offices of MTD Products Inc. are located at 5965 Grafton Road, Valley City, Ohio 44280.

         The Richland Bank acts as trustee for the Dominick C. Fanello Trust and Rose M. Fanello Trust. The address of The Richland Bank is 3 North Main Street, Mansfield, Ohio 44902. The Richland Bank, as trustee, is a party to the Stockholders Agreement and may be deemed to beneficially own shares of Common Stock in such fiduciary capacity.

         Key Trust Company of Ohio, N.A., formerly known as Society Bank & Trust ("Key Trust") acts as trustee for the James C. Fanello Trust and the Kathleen M. Fanello Trust. The address of Key Trust is 42 North Main Street, Mansfield, Ohio 44902. Key Trust, as trustee, is a party to the Stockholders Agreement and may be deemed to beneficially own shares of Common Stock in such capacity.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A :

         Not applicable.

ITEM 4.  OWNERSHIP.

         Item 4 of the Schedule 13G hereby is amended by deleting such Item 4 in its entirety and replacing it with the following:

         (a)-(c). Although each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person, pursuant to the Exchange Act and the regulations thereunder, the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 9,029,144 shares of Common Stock, the aggregate number of shares of Common Stock which are subject to the terms of the Stockholders Agreement, representing 69.4% of the outstanding Common Stock as of December 31, 1996.

         Each person named in response to Item 2 hereof has, as of December 31, 1996, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

         DOMINICK C. FANELLO. Mr. D. Fanello has the sole power to vote and to dispose of 1,637,007 shares of Common Stock currently held by The Richland Bank, as trustee for the Dominick C. Fanello Trust, due to an immediate right to revoke such trust. Mr. D. Fanello also has the sole power to vote and to dispose of 300 shares of Common Stock he holds as custodian for three minor grandchildren. Mr. D. Fanello is the husband of Rose M. Fanello; consequently, Mr. D. Fanello may be deemed to have shared voting and dispositive power with respect to the 174,616 shares of Common Stock beneficially owned by his wife pursuant to a trust and 790 shares owned of record by his wife. Collectively, these shares of Common Stock constitute approximately 13.9% of the outstanding Common Stock of the Company.

         JAMES C. FANELLO. Mr. J. Fanello has the sole power to vote and to dispose of 1,637,007 shares of Common Stock that are currently held by Key Trust, as trustee for the James C. Fanello Trust, due to an immediate right to revoke such trust. Mr. J. Fanello currently shares dispositive power with the trustee as to the 1,637,007 shares held by the trust. In addition, Mr. J. Fanello has the right to acquire 25,000 shares of Common Stock subject to the exercise of stock options, which are currently exercisable and he owns 766 shares of Common Stock through his participation in the Company's defined contribution benefit plans. Mr.

CUSIP NO. 824543 10 2            SCHEDULE 13G              PAGE 13 OF 17 PAGES


J. Fanello is the husband of Kathleen M. Fanello; consequently, Mr. Fanello may be deemed to have shared voting and dispositive power with respect to the 170,139 shares owned by his wife. Collectively, the shares of Common Stock constitute approximately 14.1% of the outstanding Common Stock of the Company.

         ROBERT L. GRISSINGER. Mr. Grissinger has the sole power to vote and to dispose of 301,549 shares of Common Stock. In addition, Mr. Grissinger is deemed to have the sole power to vote and to dispose of 87,500 shares of Common Stock he may acquire through the exercise of stock options. Mr. Grissinger serves as a trustee of the Company's defined contribution benefit plans and, in such capacity, exercises shared voting and dispositive power with respect to the 87,773 shares of Common Stock held by such benefit plans. Mr. Grissinger disclaims beneficial ownership of the 87,773 shares held by the benefit plans. Collectively, these 476,822 shares of Common Stock constitute approximately 3.6% of the outstanding Common Stock of the Company.

         ROBERT E. SUTTER. Mr. Sutter has the sole power to vote and to dispose of 283,049 shares of Common Stock. In addition, Mr. Sutter is deemed to have the sole power to vote and to dispose of 27,100 shares of Common Stock he may acquire through the exercise of stock options, which are currently exercisable. Mr. Sutter may be deemed to have shared voting and dispositive power with respect to 2,000 shares of Common Stock owned by his spouse. These 312,149 shares of Common Stock constitute approximately 2.4% of the outstanding Common Stock of the Company.

         MTD PRODUCTS INC. MTD Products Inc. has the sole power to vote and to dispose of 4,687,735 shares of Common Stock In addition, MTD Products Inc. shares voting and investment power with respect to 20,000 shares of Common Stock held by the Jochum-Moll Foundation. The holdings for MTD Products Inc. constitute approximately 36.2% of the outstanding Common Stock of the Company.

         ROSE M. FANELLO. Ms. Fanello has the sole power to vote and to dispose of 174,616 shares of Common Stock that are currently held by The Richland Bank, as trustee for the Rose M. Fanello Trust, due to an immediate right to revoke such trust, and of 790 shares owned of record by Ms. Fanello, which constitutes approximately 1.3% of the outstanding Common Stock of the Company. Ms. Fanello is the wife of Dominick C. Fanello, consequently Ms. Fanello may be deemed to have shared voting and dispositive power with respect to 1,637,307 of the shares of Common Stock beneficially owned by her husband. Ms. Fanello disclaims beneficial ownership of these 1,637,307 shares.

         KATHLEEN M. FANELLO. Ms. Fanello has the sole power to vote and to dispose of 170,139 shares of Common Stock that are currently held by Key Trust, as trustee for the Kathleen M. Fanello Trust, due to an immediate right to revoke such trust, which collectively constitutes approximately 1.3% of the outstanding Common Stock. Ms. Fanello currently shares dispositive power with the trustee as to the 170,139 shares held by the trust. Ms. Fanello is the wife of James C. Fanello; consequently, Ms. Fanello may be deemed to have shared voting and dispositive power with respect to 1,662,773 of the shares beneficially owned by her husband. Ms. Fanello disclaims beneficial ownership of these 1,662,773 shares.

         THE RICHLAND BANK. As trustee for the Dominick C. Fanello Trust and the Rose M. Fanello Trust, The Richland Bank may be deemed to have sole power to vote and to dispose of an aggregate of 1,811,623 shares of Common Stock, which constitutes approximately 13.9% of the outstanding Common Stock. The Bank disclaims beneficial ownership of these shares.

         KEY TRUST COMPANY OF OHIO, N.A. As trustee for the James C. Fanello Trust and the Kathleen M. Fanello Trust, Key Trust may be deemed to have the sole power to vote and shared power to dispose of an aggregate of 1,807,146 shares of Common Stock, which collectively constitutes approximately 13.8% of the outstanding Common Stock. Key Trust disclaims beneficial ownership of these shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.

CUSIP NO. 824543 10 2              SCHEDULE 13G             PAGE 14 OF 17 PAGES


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         See Response to Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         This Schedule 13G is being filed by a group pursuant to Rule 13d-1(c). See EXHIBIT D attached hereto for the identity of each member of the group.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

ITEM 10. CERTIFICATION

         Not Applicable.

CUSIP NO. 824543 10 2             SCHEDULE 13G              PAGE 15 OF 17 PAGES



                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 1997                 By: /s/ G. Rodger Loesch
                                             ----------------------------------
                                          Name:  G. Rodger Loesch*

                                          Attorney-in-Fact for the Following
                                          Reporting Persons:

                                          Dominick C. Fanello
                                          James C. Fanello
                                          Robert L. Grissinger
                                          Robert E. Sutter
                                          MTD Products Inc
                                          Rose M. Fanello
                                          Kathleen M. Fanello
                                          The Richland Bank, as trustee
                                          Key Trust of Ohio, N.A., as trustee

-------------------
* In accordance with Rule 13d-l(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Exchange Act, this Amendment No. 3 to the
Schedule 13G is filed pursuant to an agreement among the above listed parties, which was attached as EXHIBIT A1 to the Amendment No. 2 to the Schedule 13G previously filed with the SEC on February 14, 1996. The Powers of Attorney authorizing G. Rodger Loesch to act on behalf of each of the above listed parties was attached as EXHIBIT C to the Schedule 13G previously filed with the SEC on February 14, 1994.

CUSIP NO. 824543 10 2             SCHEDULE 13G             PAGE 16 OF 17 PAGES



                                  EXHIBIT INDEX


Exhibit No.                Exhibit Description                         Page
-----------                -------------------                         ----


     D                     Identification of Members of the Group.

CUSIP NO. 824543 10 2             SCHEDULE 13G             PAGE 17 OF 17 PAGES



                                                                       EXHIBIT D


                     Identification of Members of the Group


                  This Schedule 13G is filed by a group pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934. The identification of members of the group is as follows:


Name                                        Type of Reporting Person
----                                        ------------------------


Dominick C. Fanello                         Individual


James C. Fanello                            Individual


Robert L. Grissinger                        Individual


Robert E. Sutter                            Individual


MTD Products Inc                            Corporation


Rose M. Fanello                             Individual


Kathleen M. Fanello                         Individual


The Richland Bank                           Bank


Key Trust Company of Ohio, N.A.             Bank